Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Matt Dallas Ph: 212-850-5664 Elizabeth Headon Ph: 353-1-498-0300

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2006 FINANCIAL RESULTS

Dublin, Ireland, February 20, 2007 - Elan Corporation, plc today announced its full-year and fourth quarter 2006 financial results and provided guidance for its financial outlook for 2007. Commenting on Elan’s business, Kelly Martin, Elan’s president and chief executive officer, said, “Elan’s 2006 performance further demonstrates our focus on execution and the delivery of results. Our financial performance improved and our pipeline portfolio continued to progress. In that regard, I want to acknowledge the efforts of all of Elan’s employees, who worked tirelessly in 2006 to move all parts of our business forward.”

Mr Martin added, “Our activity and concentration for 2007 will revolve around three primary goals and objectives. First and foremost, by remaining disciplined and operationally focused, we will aim to accelerate the move to profitability. Second, our commitment to the scientific and clinical pipeline, particularly Alzheimer’s disease, has never been greater. We expect to make tangible progress in all areas of our portfolio over the course of the year. Lastly, Elan remains firmly focused on bringing therapeutic options to those who need them the most - the patients. As we have demonstrated with Tysabri, we will continue to work closely with the patients and their physicians to seek solutions that will meaningfully address disease pathology in the areas of our expertise.”

Commenting on Elan’s 2006 financial results and 2007 outlook, Shane Cooke, Elan’s executive vice president and chief financial officer, said, “2006 was a critical year in our drive towards profitability and was marked by significant progress in a number of areas: our operating margins improved with a 30% decrease in net loss and a 58% decrease in Adjusted EBITDA losses due to a 14% increase in revenues and reduced operating expenses; Tysabri, which we are confident will be a blockbuster drug in MS, was reintroduced in the US and launched in the EU; and our financial flexibility increased due to reduced debt with no scheduled repayments for almost five years.” Mr Cooke added, “The outlook for the business is strong and we are confident that we will advance to profitability in the foreseeable future. We expect to make further significant progress in 2007 with Tysabri, our Alzheimer’s programs and a number of initiatives in the drug technology business, and we are optimistic that Elan will achieve break-even, on an Adjusted EBITDA basis, by the end of the year.’’

Unaudited Consolidated Income Statement Data and Reconciliation of US GAAP Income Statement Data to Adjusted Income Statement Data Excluding Share-Based Compensation

	Twelve Months Ended December 31
	2005 US$m	2006 US$m Excluding Share-Based Compensation	2006 US$m Share-Based Compensation	2006 US$m Total
Revenue (see page 8)
Product revenue	458.1	532.9	—	532.9
Contract revenue	32.2	27.5	—	27.5
Total revenue	490.3	560.4	—	560.4

Operating Expenses (see page 13)
Cost of goods sold	196.1	207.0	4.2	211.2
Selling, general and administrative	358.4	334.3	28.8	363.1
Research and development	233.3	201.8	14.1	215.9
Net gains on divestment of products and businesses	(103.4)	(43.1)	—	(43.1)
Other net (gains)/charges	4.4	(20.3)	—	(20.3)
Total operating expenses	688.8	679.7	47.1	726.8
Operating loss	(198.5)	(119.3)	(47.1)	(166.4)

Net Interest and Investment Gains and Losses (see page 15)
Net interest expense	125.7	111.5	—	111.5
Net investment (gains)/losses	7.2	(1.6)	—	(1.6)
Net charge on debt retirements	51.8	—	—	—
Net interest and investment losses	184.7	109.9	—	109.9

Net loss from continuing operations before tax	(383.2)	(229.2)	(47.1)	(276.3)
Provision for/(benefit from) income taxes	1.0	(9.0)	—	(9.0)
Net loss from continuing operations	(384.2)	(220.2)	(47.1)	(267.3)
Net income from discontinued operations	0.6	—	—	—
Net loss	(383.6)	(220.2)	(47.1)	(267.3)

Basic and diluted net loss per ordinary share	(0.93)	(0.51)	(0.11)	(0.62)
Basic and diluted weighted average number of ordinary shares outstanding (in millions)	413.5	433.3	433.3	433.3

To supplement its consolidated income statement data presented on a US GAAP basis for the twelve months ended December 31, 2006, Elan is providing its US GAAP income statement data adjusted to exclude the impact of share-based compensation. Effective January 1, 2006, Elan adopted SFAS 123R regarding the expensing of share-based compensation. We believe the adjusted income statement data allows readers to better compare the performance of Elan before and after the adoption of SFAS 123R. Elan’s management uses the adjusted income statement data in evaluating Elan’s operating performance and when planning for future periods. The adjusted income statement data is not being presented as, and should not be considered an alternative measure of, Elan’s income statement data as determined in accordance with US GAAP. The reconciliations of the adjusted income statement data to Elan’s US GAAP income statement data are set out above in the table titled, “Unaudited Consolidated Income Statement Data and Reconciliation of US GAAP Income Statement Data to Adjusted Income Statement Data Excluding Share-Based Compensation.”

Unaudited Consolidated Income Statement Data and Reconciliation of US GAAP Income Statement Data to Adjusted Income Statement Data Excluding Share-Based Compensation

Three Months Ended December 31

	2005 US$m	2006 US$m Excluding Share-Based Compensation	2006 US$m Share-Based Compensation	2006 US$m Total
Revenue (see page 8)
Product revenue	132.7	161.4	—	161.4
Contract revenue	7.7	5.0	—	5.0
Total revenue	140.4	166.4	—	166.4

Operating Expenses (see page 13)
Cost of goods sold	45.8	66.3	0.9	67.2
Selling, general and administrative	85.4	83.7	5.9	89.6
Research and development	52.8	55.2	3.2	58.4
Net (gains)/losses on divestment of products and businesses	(15.0)	0.2	—	0.2
Other net (gains)/charges	2.1	(43.4)	—	(43.4)
Total operating expenses	171.1	162.0	10.0	172.0
Operating income/(loss)	(30.7)	4.4	(10.0)	(5.6)

Net Interest and Investment Gains and Losses (see page 15)
Net interest expense	26.3	27.6	—	27.6
Net investment losses	1.3	2.6	—	2.6
Net (credit)/charge on debt retirements	(0.4)	—	—	—
Net interest and investment losses	27.2	30.2	—	30.2

Net loss from continuing operations before tax	(57.9)	(25.8)	(10.0)	(35.8)
Provision for/(benefit from) income taxes	0.4	(9.3)	—	(9.3)
Net loss	(58.3)	(16.5)	(10.0)	(26.5)

Basic and diluted net loss per ordinary share	(0.14)	(0.04)	(0.02)	(0.06)
Basic and diluted weighted average number of ordinary shares outstanding (in millions)	427.0	443.1	443.1	443.1

To supplement its consolidated income statement data presented on a US GAAP basis for the three months ended December 31, 2006, Elan is providing its US GAAP income statement data adjusted to exclude the impact of share-based compensation. Effective January 1, 2006, Elan adopted Statement of Financial Accounting Standards No. 123R (SFAS 123R) regarding the expensing of share-based compensation. We believe the adjusted income statement data allows readers to better compare the performance of Elan before and after the adoption of SFAS 123R. Elan’s management uses the adjusted income statement data in evaluating Elan’s operating performance and when planning for future periods. The adjusted income statement data is not being presented as and should not be considered an alternative measure of Elan’s income statement data as determined in accordance with US GAAP. The reconciliations of the adjusted income statement data to Elan’s US GAAP income statement data are set out above in the table titled, “Unaudited Consolidated Income Statement Data and Reconciliation of US GAAP Income Statement Data to Adjusted Income Statement Data Excluding Share-Based Compensation.”

Unaudited Non-GAAP Financial Information - EBITDA

Three Months Ended December 31		Non-GAAP Financial Information Reconciliation Schedule	Twelve Months Ended December 31
2005	2006		2005	2006
US$m	US$m		US$m	US$m

(58.3)	(26.5)	Net loss from continuing operations	(384.2)	(267.3)
26.3	27.6	Net interest expense	125.7	111.5
0.4	(9.3)	Provision for/(benefit from) income taxes	1.0	(9.0)
35.0	36.9	Depreciation and amortization	130.8	135.6
(15.0)	(7.3)	Amortized fees	(57.8)	(44.0)
3.4	—	Revenue received and deferred	7.6	—
(8.2)	21.4	EBITDA	(176.9)	(73.2)

Three Months Ended December 31		Non-GAAP Financial Information Reconciliation Schedule	Twelve Months Ended December 31
2005	2006		2005	2006
US$m	US$m		US$m	US$m

(8.2)	21.4	EBITDA	(176.9)	(73.2)
—	10.0	Share-based compensation	—	47.1
(15.0)	0.2	Net (gains)/losses on divestment of products and businesses	(103.4)	(43.1)
2.1	(43.4)	Other net (gains)/charges	4.4	(20.3)
1.3	2.6	Net investment (gains)/losses	7.2	(1.6)
(0.4)	—	Net charge on debt retirements	51.8	—
(20.2)	(9.2)	Adjusted EBITDA	(216.9)	(91.1)

To supplement its consolidated financial statements presented on a US GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss from continuing operations plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, net gains or losses on divestment of products and businesses, other net gains or charges, net investment gains or losses and net charge on debt retirements. EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flow from operations, as determined in accordance with US GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

 Unaudited Consolidated US GAAP Balance Sheet Data

	December 31 2005 US$m	December 31 2006 US$m
Assets
Current Assets
Cash and cash equivalents	1,080.7	1,510.6
Restricted cash	24.9	23.2
Investment securities — current	10.0	11.2
Held for sale assets	11.2	—
Prepaid and other current assets	128.0	211.3
Total current assets	1,254.8	1,756.3

Non-Current Assets
Intangible assets, net	665.5	575.9
Property, plant and equipment, net	353.6	349.0
Investment securities — non-current	13.1	9.2
Other assets	53.9	55.9
Total Assets	2,340.9	2,746.3

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	246.7	266.9
Deferred income	60.1	16.1
Convertible and Senior Notes(1)	2,017.2	2,378.2
Shareholders’ equity	16.9	85.1
Total Liabilities and Shareholders’ Equity	2,340.9	2,746.3

Movement in Shareholders’ Equity
Opening balance		16.9
Net loss for the period		(267.3)
Share-based compensation		47.1
Issuance of share capital		283.6
Other		4.8
Closing balance		85.1

1 The $613.2 million of 7.25% senior notes due 2008 were redeemed in full in January 2007.

Unaudited Consolidated US GAAP Cash Flow Data
Three Months Ended December 31			Twelve Months Ended December 31
2005	2006		2005	2006
US$m	US$m		US$m	US$m

(9.4)	7.6	Cash flows from operating activities	(178.0)	(36.1)
(47.7)	(49.8)	Movement on debt interest and tax	(159.4)	(158.5)
(9.5)	(35.1)	Working capital movement	(114.1)	(46.9)
(8.0)	(9.8)	Net purchases of tangible and intangible assets	(50.2)	(33.4)
3.3	—	Net proceeds from sale of investments	62.3	13.8
15.0	—	Net proceeds from product and business divestments	108.8	54.3
6.3	606.4	Cash flows from financing activities	(65.3)	633.9
—	1.4	Release of restricted cash	168.0	2.8
—	—	Repayment of EPIL III notes	(39.0)	—
(50.0)	520.7	Net cash movement	(266.9)	429.9
1,130.7	989.9	Beginning cash balance	1,347.6	1,080.7
1,080.7	1,510.6	Cash and cash equivalents at end of period	1,080.7	1,510.6

Net Loss

For the full-year 2006, the net loss decreased by 30% to $267.3 million from $383.6 million for the full-year 2005. The reduction in net loss was principally due to improved operating margins and reduced net interest expense, offset by the inclusion for the first time of share-based compensation expense of $47.1 million. The improvement of over $100 million in the operating margin results from a 14% increase in revenues, a 3% improvement in gross margin and a reduction of 9% in aggregate research and development (R&D) and selling, general and administrative (SG&A) expenses (excluding share-based compensation).

The net loss for the fourth quarter of 2006 amounted to $26.5 million, a decrease of 55% from $58.3 million reported in the same quarter of 2005. The decrease in net loss reflects an improved operating performance and a gain of $49.8 million on an arbitration award, offset by the inclusion for the first time of share-based compensation expense of $10.0 million in 2006 and a $15.0 million net gain related to the divestment of the European business in 2005. The fourth quarter of 2006 also includes a $9.3 million income tax benefit.

Adjusted EBITDA

A reconciliation of negative Adjusted EBITDA to net loss from continuing operations, is presented in the table titled, “Unaudited Non-GAAP Financial Information - EBITDA,” included on page 4. A further analysis of Adjusted EBITDA between Tysabri’ and the rest of the business is included in Appendices I and II.

For the full-year 2006, negative Adjusted EBITDA was more than halved to $91.1 million, compared to $216.9 million in the same period of 2005. This improvement reflects a strong performance for the business excluding Tysabri, which reported positive Adjusted EBITDA of $10.6 million for 2006, compared to negative Adjusted EBITDA of $53.0 million for the full-year 2005. This was driven principally by a 14% increase in revenues, together with reduced aggregate SG&A and R&D expenses.

In addition, negative Adjusted EBITDA relating to Tysabri was reduced by over one-third to $101.7 million in 2006 from $163.9 million in 2005. The improvement in negative Adjusted EBITDA related to Tysabri reflects the reintroduction of Tysabri in the United States (US) and the launch of Tysabri in the European Union (EU) in 2006, and the inclusion in 2005 of the costs of the voluntary suspension of Tysabri in February 2005.

Negative Adjusted EBITDA was $9.2 million in the fourth quarter of 2006, compared to $20.2 million in the fourth quarter of 2005, an improvement of 54%. Positive adjusted EBITDA in the fourth quarter of 2006 for the business excluding Tysabri was $14.4 million (2005: $8.7 million), an improvement of 66%. The improvement in Adjusted EBITDA for the rest of the business principally reflects increased revenue.

Negative adjusted EBITDA for the fourth quarter of 2006 also includes negative Adjusted EBITDA of $23.6 million related to Tysabri (2005: $28.9 million). The improvement in negative Adjusted EBITDA related to Tysabri primarily reflects the reintroduction of Tysabri in the United States.

Revenue

For the full-year 2006, total revenue increased 14% to $560.4 million from $490.3 million in the full-year 2005. Total revenue increased 19% to $166.4 million in the fourth quarter of 2006 from $140.4 million in the fourth quarter of 2005. Revenue is analyzed below between product revenue and contract revenue.

Three Months Ended December 31			Twelve Months Ended December 31
2005 US$m	2006 US$m		2005 US$m	2006 US$m

		Revenue from Marketed Products
(0.4)	23.0	Tysabri- US	11.0	28.2
—	(5.0)	Tysabri- EU (see page 10)	—	(10.7)
46.8	46.2	Maxipime™	140.3	159.9
17.5	21.3	Azactam™	57.7	77.9
2.0	3.4	Prialt™	6.3	12.1
65.9	88.9	Total Revenue from Marketed Products	215.3	267.4

58.3	67.3	Manufacturing Revenue and Royalties (see page 11)	207.1	234.8

8.5	5.2	Amortized Revenue - Adalat™/Avinza™	34.0	30.7

—	—	Revenue from Divested Products	1.7	—
132.7	161.4	Total Product Revenue	458.1	532.9

		Contract Revenue
2.9	1.7	Amortized fees	16.4	12.7
4.8	3.3	Research revenue and milestones	15.8	14.8
7.7	5.0	Total Contract Revenue	32.2	27.5

140.4	166.4	Total Revenue	490.3	560.4

Revenue from marketed products

Tysabri

In June 2006, the US Food and Drug Administration (FDA) approved the reintroduction of Tysabri for the treatment of relapsing forms of multiple sclerosis (MS). Approval for the marketing of Tysabri in the European Union was also received in June 2006 and, in October 2006, approval was received for the marketing of Tysabri in Canada. The distribution of Tysabri in both the United States and European Union commenced in July 2006.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec, Inc. (Biogen Idec). In general, we share with Biogen Idec most development and commercialization costs. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the US market. Elan purchases product from Biogen Idec as required at a price that includes the cost of manufacturing plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

In the European Union, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on EU sales of Tysabri, plus the reimbursement of Elan’s directly-incurred expenses.

For the full-year 2006, global in-market net sales of Tysabri were $38.1 million ($28.2 million in the United States and $9.9 million in the European Union), compared to $11.0 million for the full-year 2005. Global in-market net sales of Tysabri for the fourth quarter of 2006 were $30.2 million ($23.0 million in the United States and $7.2 million in the European Union). As of early February 2007, almost 10,000 patients have enrolled in the TOUCH program in the US or are on therapy in the European Union, of which approximately 6,600 are on therapy globally.

Tysabri - US

In the US market, Elan recorded net sales of $23.0 million in the fourth quarter of 2006 and $28.2 million for the full-year 2006.

Since July 2006, the initial focus of activities in the United States has been on educating health care professionals in relation to the operation of the TOUCH prescribing program and assisting them with its implementation. This phase of activities is now largely complete and Tysabri is now available to a majority of MS patients as indicated in the United States. As of early February 2007, approximately 1,300 doctors have enrolled patients, almost double the number at the end of October 2006, when Elan reported its third quarter 2006 results. The focus has now transitioned to the second phase of the launch, reinforcing the efficacy of Tysabri as demonstrated in clinical trials and broadening its usage. While it is too early to determine how many patients who enroll in the TOUCH prescribing program will convert to patients on therapy, of the approximately 8,000 patients enrolled as of early February, approximately 5,000 patients are on therapy.

Tysabri - EU

In the European market, Elan recorded negative revenue of $5.0 million in the fourth quarter of 2006 and negative revenue of $10.7 million for the full-year 2006. Elan’s share of the Tysabri EU collaboration operating loss is calculated as follows:

	Three Months Ended December 31	Twelve Months Ended December 31
	2006 US$m	2006 US$m

EU in-market sales	7.2	9.9
EU operating expenses	(19.6)	(34.3)
EU operating loss	(12.4)	(24.4)
Elan’s 50% share of Tysabri EU collaboration operating loss	(6.2)	(12.2)
Reimbursement of Elan’s expenses	1.2	1.5
Net Tysabri EU negative revenue	(5.0)	(10.7)

In the European Union, we are at various stages of discussion in relation to reimbursement on a country-by-country basis. As of early February 2007, approximately 1,600 patients in the European Union have received infusions of Tysabri, mostly in Germany and Sweden.

Other marketed products

For the full-year 2006, revenue from Maxipime increased 14% to $159.9 million from $140.3 million in the full-year 2005. The increase was principally due to higher demand. Revenue from Maxipime for the fourth quarter was $46.2 million, compared to $46.8 million in the fourth quarter of 2005. The basic US patent for Maxipime expires in March 2007. Two other US patents covering Maxipime formulations expire in February 2008.

For the full year 2006, revenue from Azactam increased 35% to $77.9 million in 2006 from $57.7 million in 2005, primarily due to increased demand. Azactam revenue for the fourth quarter of 2006 increased 22% to $21.3 million from $17.5 million in the fourth quarter of 2005. Azactam lost its patent exclusivity in October 2005 and its sales are expected to be negatively impacted by generic competition in 2007. However, to date no generic form of Azactam product has been approved.

Prialt was launched in the US market during the first quarter of 2005. For the full-year 2006, revenue from Prialt increased to $12.1 million from $6.3 million in the full-year 2005 primarily due to increased demand. Revenue from Prialt for the fourth quarter of 2006 was $3.4 million, compared to $2.0 million in the fourth quarter of 2005.

Manufacturing revenue and royalties

Manufacturing revenue and royalties from Elan’s Drug Technology business comprise revenue earned from products manufactured for third parties and royalties earned principally on sales by third parties of products that incorporate Elan’s technologies.

For the full-year 2006, manufacturing revenue and royalties were $234.8 million, an increase of 13% over the full-year 2005. Manufacturing revenue and royalties increased by 15% in the fourth quarter of 2006 to $67.3 million, compared to $58.3 million in the fourth quarter of 2005. These revenues can be further analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2005 US$m	2006 US$m		2005 US$m	2006 US$m
15.3	16.1	Tricor™	45.4	52.1
3.2	11.8	Skelaxin™	17.9	36.5
7.8	8.5	Verelan™	34.7	36.3
4.0	6.0	Focalin™ / Ritalin™	17.8	22.5
5.8	5.2	Diltiazem™	18.6	19.5
22.2	19.7	Other	72.7	67.9
58.3	67.3	Total	207.1	234.8

Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties in the fourth quarter of 2006 or 2005. For the full-year 2006, of the total of $234.8 million (2005: $207.1 million) in manufacturing revenue and royalties, 40% (2005: 34%) consisted of royalties on products that were not manufactured by Elan. Of the total of $67.3 million in manufacturing revenue and royalties in the fourth quarter 2006 (2005: $58.3 million), 44% (2005: 35%) consisted of royalties received on products that were not manufactured by Elan.

Amortized product revenue

The results for the full-year 2006 include $30.7 million (2005: $34.0 million) of amortized revenue related to the licensing of rights to Elan’s generic form of Adalat CC and the restructuring of Elan’s Avinza license agreement with Ligand Pharmaceuticals, Inc. which occurred in 2002. The remaining unamortized deferred revenue of $4.5 million, relating to Adalat CC, will be recognized as revenue through June 2007. The deferred revenue relating to Avinza was fully amortized by December 31, 2006.

Gross Profit

For the full-year 2006, the gross profit margin on product revenue was 60%, compared to 57% in the full-year 2005. The improvement is due principally to the change in the mix of product sales and the inclusion in 2005 of costs related to the voluntary suspension of Tysabri in the United States. The gross profit margin on product revenue was 58% in the fourth quarter of 2006, compared to 65% in the same period of 2005. The decrease was principally due to the change in the mix of sales, including the impact of Tysabri. The Tysabri gross profit margin of 16% in the fourth quarter is impacted by the profit sharing and operational arrangements in place with Biogen Idec, and reflects Elan’s gross margin on US sales of approximately 38%, offset by negative revenue of $5.0 million in respect of EU sales (see page 10).

Operating Expenses

Selling, general and administrative

For the full year 2006, SG&A expenses increased 1% to $363.1 million (including $28.8 million of share-based compensation expense) from $358.4 million (including $nil share-based compensation expense) in 2005 and can be analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2005 US$m	2006 US$m		2005 US$m	2006 US$m
48.4	47.3	Rest of business	200.3	188.9
17.8	17.5	Tysabri	82.7	69.7
19.2	18.9	Depreciation and amortization (principally Maxipime and Azactam)	75.4	75.7
—	5.9	Share-based compensation	—	28.8
85.4	89.6	Total	358.4	363.1

For the full-year 2006, Tysabri cash SG&A expenses decreased 16% to $69.7 million from $82.7 million in the full-year 2005. This decrease reflects the impact of the temporary suspension of Tysabri in 2005 and the relaunch of Tysabri in the United States and the launch of Tysabri in the European Union in 2006. For the full-year 2006, cash SG&A expenses relating to the rest of the business decreased 6% to $188.9 million from $200.3 million in the full-year 2005. These decreases reflect ongoing financial discipline. The SG&A expenses related to the Tysabri EU sales are reflected in the negative Tysabri EU revenue as described on page 10.

SG&A expenses for the fourth quarter of 2006 increased by 5% compared to the fourth quarter of 2005 reflecting the first-time inclusion of $5.9 million of share-based compensation expense.

Research and development

For the full-year 2006, R&D expenses were $215.9 million (including $14.1 million of share-based compensation), compared to $233.3 million (including $nil of share-based compensation expense) for the full-year 2005, a decrease of 7%. This reduction reflects the completion of the safety evaluation related to Tysabri in 2005, offset by increased spending relating to the progression of key Alzheimer’s programs, particularly AAB-001, and the initiation of new collaborations in the areas of autoimmune diseases and neurodegeneration with Archemix Corp. (Archemix) and Transition Therapeutics, Inc. (Transition).

R&D expenses were $58.4 million (including $3.2 million of share-based compensation expense) in the fourth quarter of 2006, compared to $52.8 million (including $nil of share-based compensation expense) in the same period of 2005. The increase of 11% is primarily due to the impact of expensing share-based compensation and increased expenses associated with our collaborations with Transition and Archemix.

Net (Gains)/Losses on Divestment of Products and Businesses

Net (gains)/losses on divestment of products and businesses for the three and twelve months ended December 31, 2006 and 2005 comprised:

Three Months Ended December 31			Twelve Months Ended December 31
2005 US$m	2006 US$m		2005 US$m	2006 US$m
—	—	Prialt EU	—	(43.3)
—	—	Zonegran	(85.6)	—
(15.0)	0.2	European business	(17.1)	0.2
—	—	Other	(0.7)	—
(15.0)	0.2	Total	(103.4)	(43.1)

Other Net (Gains)/Charges

Other net (gains)/charges for the three and twelve months ended December 31, 2006 and 2005 were as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2005 US$m	2006 US$m		2005 US$m	2006 US$m
(7.0)	(49.8)	Legal settlements and awards	(7.0)	(49.8)
—	—	In-process research and development	—	22.0
9.1	6.4	Severance, restructuring and other	11.4	7.5
2.1	(43.4)	Total	4.4	(20.3)

For the full-year 2006, other net gains of $20.3 million principally relate to an arbitration award with respect to Sonata’ and in-process research and development charges arising from the R&D collaborations entered into with Archemix and Transition. Severance and restructuring charges in the fourth quarter and full-year 2006 principally relate to the consolidation of Elan’s biopharmaceuticals R&D activities into its South San Francisco facility.

In December 2006, Elan was awarded $49.8 million following the conclusion of binding arbitration proceedings which were initiated against King Pharmaceuticals, Inc. (King) with respect to an agreement to reformulate Sonata. This award was recognized as a gain in December 2006 and was paid by King in January 2007.

Net Interest and Investment Gains and Losses

For the full-year 2006, net interest and investment losses decreased to $109.9 million from $184.7 million recorded for the full-year 2005. This decrease was principally due to a net charge of $51.8 million in 2005 and reduced interest expense in 2006 as a result of the retirement of $242.8 million of debt in 2005.

Net interest and investment losses increased to $30.2 million in the fourth quarter of 2006 from $27.2 million in the same period of 2005, principally due to an increase in interest expense related to the new Senior Notes due 2013 described below, partially offset by higher interest income earned on higher cash balances.

In November 2006, Elan called for early redemption of the remaining $254.0 million in aggregate principal amount of the 6.5% Convertible Notes which were due in November 2008 (the Notes). Prior to the redemption date, holders of approximately $253.6 million of the Notes elected to convert the Notes into American Depository Shares (ADS) or ordinary shares of Elan at the pre-defined conversion price of $7.42 per ADS or ordinary share. As a result of the conversion of the Notes, approximately 34.2 million ADS or ordinary shares were issued. The remaining $0.4 million of outstanding Notes were redeemed in cash in December 2006.

On November 22, 2006, Elan completed the offering of $615.0 million aggregate principal amount of Senior Notes due 2013. The Senior Notes consist of $465.0 million aggregate principal amount of 8.875% senior fixed rate notes and $150.0 million aggregate principal amount of senior floating rate notes. The proceeds of the offering were used principally to redeem $613.2 million aggregate principal amount of 7.25% senior notes due 2008 (the Athena Notes) in January 2007. As a result of this redemption and the cancellation of the related interest rate swaps, Elan will record a net charge on debt retirement of approximately $20 million in the first quarter of 2007.

Following the issuance of the $615.0 million of new Senior Notes, the early conversion of the 6.5% Convertible Notes, and the redemption of the Athena Notes, Elan’s debt position has been reduced from $2,017.2 million to $1,765.0 million. Elan’s next scheduled debt repayment is now in November 2011.

The following table sets out Elan’s debt position at December 31, 2005, December 31, 2006 and pro-forma for the retirement of the Athena Notes:

	December 31 2005 US$m	December 31 2006 US$m	Pro-forma December 31 2006 US$m
6.5% convertible guaranteed notes due 2008	254.0	—	—
Athena Notes	613.2	613.2	—
7.75% senior notes due 2011	850.0	850.0	850.0
Senior floating rate notes due 2011	300.0	300.0	300.0
8.875% senior notes due 2013	—	465.0	465.0
Senior floating rate notes due 2013	—	150.0	150.0
	2,017.2	2,378.2	1,765.0

2007 Outlook

Financial

Elan is providing guidance as to its potential financial outlook for 2007. Elan is not providing revenue guidance for Tysabri for 2007; however, on the basis of the initial take-up, Elan believes that growth in Tysabri revenues will drive Elan’s return to profitability. In relation to the remaining business, Elan expects total revenues in 2007 to exceed $500 million, with a gross profit, excluding revenue and related cost of sales for Tysabri, in the range of 60% to 65%.

Elan’s investment in R&D and SG&A expenses for 2007, including share-based compensation expense, is anticipated to be in the range of $600 million to $650 million, of which approximately 20% is anticipated to be related to Tysabri R&D and US sales and marketing costs.

Adjusted EBITDA for Elan is targeted to be less than negative $50 million for the full year 2007, and to get to break-even by the end of 2007.

Research and Development

Tysabri - Crohn’s Disease 2007 Key Objectives

On December 15, 2006, Elan and Biogen Idec announced the submission of a supplemental Biologics License Application (sBLA) to the FDA seeking approval to market Tysabri in the United States as a treatment for patients with moderately to severely active Crohn’s disease (CD). The file has been accepted for review and we anticipate FDA action in 2007.

In Europe, we are in active discussions with the regulatory agency regarding the Marketing Authorisation Application (MAA), which was filed in 2004, and we anticipate regulatory action in 2007.

Alzheimer’s Disease and other Neurodegenerative Diseases

Elan is focused on building upon its breakthrough research and extensive experience in Alzheimer’s disease (AD) and other neurodegenerative diseases, such as Parkinson’s disease.

Two of our compounds from our AD immunotherapy program, in collaboration with Wyeth, are progressing in clinical trials. Bapineuzumab (AAB-001), a humanized monoclonal antibody to A-beta, is in Phase 2 clinical trials. ACC-001 (active A-beta immunotherapeutic conjugate) is in Phase 1 clinical trials.

Elan and Transition Therapeutics are working to progress AZD-103 in clinical trials. AZD-103, a novel therapeutic agent for the treatment of Alzheimer’s disease, is a small molecule compound in Phase 1 clinical development that acts by breaking down and preventing the assembly of beta amlyoid fibrils, a hallmark pathology of Alzheimer’s disease.

Elan is also continuing to progress its internal gamma and beta secretase Alzheimer’s programs.

AD 2007 Key Objectives
•	Initiate AAB-001 Phase 3 clinical trials; dependent upon interim analyses of the Phase 2 data

•	Advance ACC-001 into Phase 2 clinical trials

•	Advance AZD-103 into Phase 2 clinical trials

•	File IND for AAB-002, a pre-clinical humanized monoclonal antibody development candidate. This backup compound to AAB-001 is also being developed in collaboration with Wyeth.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, the incidence of serious adverse events associated with Tysabri (including cases of PML) and the potential for the successful development and commercialization of additional products, including those utilizing Tysabri; the potential of Elan’s other marketed products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities including, in particular, whether the Phase 2 clinical trials for AAB-001 and the Phase 1 clinical trials for ACC-001 are successful and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan’s products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products (including, in particular, Maxipime); trade buying patterns; the impact of generic and branded competition after the expiration of Elan’s patents, including the impact of any generic competition following the loss of patent exclusivity for Azactam and Maxipime; whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernization Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services (the resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan); failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and International generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Twelve Months Ended December 31, 2005				Twelve Months Ended December 31, 2006
Tysabri (1)	Rest of Business(1)	Total(1)		Tysabri(1)	Rest of Business(1)	Total(1)
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
11.0	447.1	458.1	Product revenue(2)	17.5	515.4	532.9
10.8	21.4	32.2	Contract revenue	7.1	20.4	27.5
21.8	468.5	490.3	Total revenue	24.6	535.8	560.4

			Operating Expenses
25.4	170.7	196.1	Cost of goods sold(3)	19.9	187.1	207.0
84.7	273.7	358.4	Selling, general and administrative(4)	72.5	261.8	334.3
66.9	166.4	233.3	Research and development	29.6	172.2	201.8
—	(103.4)	(103.4)	Net gain on divestment of products and businesses	—	(43.1)	(43.1)
2.3	2.1	4.4	Other net (gains)/charges	0.3	(20.6)	(20.3)
179.3	509.5	688.8	Total operating expenses	122.3	557.4	679.7
(157.5)	(41.0)	(198.5)	Operating loss	(97.7)	(21.6)	(119.3)

2.0	128.8	130.8	Depreciation and amortization	2.8	132.8	135.6
(10.7)	(47.1)	(57.8)	Amortized fees	(7.1)	(36.9)	(44.0)
—	(103.4)	(103.4)	Net gain on divestment of products and businesses	—	(43.1)	(43.1)
—	7.6	7.6	Revenue received and deferred	—	—	—
2.3	2.1	4.4	Other net (gains)/charges	0.3	(20.6)	(20.3)
(163.9)	(53.0)	(216.9)	Adjusted EBITDA	(101.7)	10.6	(91.1)

1 Excludes share-based compensation.

2 Tysabri product revenue reflects (US$m):

	2005	2006
US revenue	11.0	28.2
EU revenue	—	(10.7)
Total Tysabri product revenue	11.0	17.5

3 Cost of goods sold for Tysabri for the twelve months ended December 31, 2005 includes $14.0 million of inventory written-off related to the voluntary suspension of the marketing of Tysabri.

4 General and corporate costs have not been allocated to Tysabri.

Appendix II

Three Months Ended December 31, 2005				Three Months Ended December 31, 2006
Tysabri (1)	Rest of Business(1)	Total(1)		Tysabri(1)	Rest of Business(1)	Total(1)
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
(0.4)	133.1	132.7	Product revenue(2)	18.0	143.4	161.4
1.5	6.2	7.7	Contract revenue	0.3	4.7	5.0
1.1	139.3	140.4	Total revenue	18.3	148.1	166.4

			Operating Expenses
0.2	45.6	45.8	Cost of goods sold	15.2	51.1	66.3
18.3	67.1	85.4	Selling, general and administrative(3)	18.2	65.5	83.7
10.6	42.2	52.8	Research and development	8.9	46.3	55.2
—	(15.0)	(15.0)	Net (gains)/losses on divestment of products and businesses	—	0.2	0.2
2.0	0.1	2.1	Other net (gains)/charges	0.3	(43.7)	(43.4)
31.1	140.0	171.1	Total operating expenses	42.6	119.4	162.0
(30.0)	(0.7)	(30.7)	Operating (loss)/income	(24.3)	28.7	4.4

0.5	34.5	35.0	Depreciation and amortization	0.7	36.2	36.9
(1.4)	(13.6)	(15.0)	Amortized fees	(0.3)	(7.0)	(7.3)
—	(15.0)	(15.0)	Net (gains)/losses on divestment of products and businesses	—	0.2	0.2
—	3.4	3.4	Revenue received and deferred	—	—	—
2.0	0.1	2.1	Other net (gains)/charges	0.3	(43.7)	(43.4)
(28.9)	8.7	(20.2)	Adjusted EBITDA	(23.6)	14.4	(9.2)

1 Excludes share-based compensation.

2 Tysabri product revenue reflects (US$m):

	2005	2006
US revenue	(0.4)	23.0
EU revenue	—	(5.0)
Total Tysabri product revenue	(0.4)	18.0

3 General and corporate costs have not been allocated to Tysabri.